UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                  Schedule 13D

                               HouseRaising, Inc.
               -----------------------------------------------------
                               (Name  of Issuer)


                        Common Stock, $0.001 Par Value
              ------------------------------------------------------
                       (Title  of  Class  of Securities)


                                  44183W 106
                ----------------------------------------------
                               (CUSIP  Number)


                           Harold H. Martin, Esq.
                      17111 Kenton Drive, Suite 100B
                          Cornelius, North Carolina
                               (704) 894-9760
     ---------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                             August 31, 2004
             ----------------------------------------------
       (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

(1)    NAME  OF  REPORTING  PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       Linda  W.  McLemore


(2)    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP       (a)  [  ]
       (See  Instructions)                                             (b)  [  ]


(3)    SEC  USE  ONLY


(4)    SOURCE  OF  FUNDS  (See  Instructions)
       PF,  OO


(5)  CHECK  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS  REQUIRED
     PURSUANT  TO  ITEMS  2(d)  or  2(e)                                    [  ]


(6)    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION


       United  States  of  America
      ----------------------------

NUMBER OF                       (7)  SOLE  VOTING  POWER

SHARES                               6,197,306

BENEFICIALLY                    (8)  SHARED  VOTING  POWER

OWNED BY                             0

EACH                            (9)  SOLE  DISPOSITIVE  POWER

REPORTING                            6,197,306

PERSON WITH                     (10) SHARED  DISPOSITIVE  POWER

                                     0


(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,197,306


(12)  CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)  EXCLUDES

      CERTAIN  SHARES  (See  Instructions)                                  [  ]


(13)  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)

      17.4%


(14)  TYPE  OF  REPORTING  PERSON  (See  Instructions)

      IN

Item  1.  Security  and  Issuer

          This Schedule 13D (this "Statement") relates to the common stock, $0.001 par value per share, of HouseRaising, Inc., a North Carolina corporation ("HouseRaising" or the "Company"). The principal executive offices of the Company are located at 4801 E. Independence Blvd., Ste. 201, Charlotte, North Carolina, 28212.

Item  2.    Identity  and  Background.

       (a)  This  Statement  is  being  filed  by  Linda  W.  McLemore.

       (b) The business address of Linda W. McLemore is 4118 Sharon Commons Lane, Charlotte, North Carolina 28210.

       (c)-(e) Linda W. McLemore has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors), nor has she been subject to a judgment, decree, or final order in a civil proceeding enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       (f)  Linda  W.  McLemore  is  a  citizen of the United States of America.

Item  3.  Source  and  Amount  of  Funds  or  Other  Consideration.

     Pursuant to the provisions of an Agreement and Plan of Merger, dated February 19, 2004, between Technology Connections and HouseRaising, Inc., HouseRaising, Inc. merged with and into Technology Connections, Inc., and Technology Connections, Inc. changed its name to HouseRaising, Inc., which merger was effective on August 31, 2004, 6,197,306 common shares and 227,101 preferred shares of HouseRaising, Inc. were issued to Linda W. McLemore. The preferred shares are convertible at the option of the holder into ten (10) shares of common stock on the fifth anniversary of the date of issuance.

Item  4.  Purpose  of  the  Transaction.

     (a)-(j). This Statement hereby reports Linda W. McLemore's beneficial ownership of 6,197,306 shares of common stock as of November 22, 2004.

                Except as set forth above or in other Items of this Statement (which Items are incorporated hereby by reference), Linda W. McLemore does not have any plans or proposals which relate to or which would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of
Schedule  13D.

Item  5.  Interest  in  Securities  of  the  Issuer

          (a) Linda W. McLemore has sole voting and dispositive power with respect to 6,197,306 shares of the Company's common stock.

          (b) Linda W. McLemore has sole power to vote or direct the vote, and sole power to dispose or to direct the disposition with respect to 6,197,306 shares of the Company's common stock.

          (c) Linda W. McLemore has not effected transactions in the Company's common stock during the past 60 days in the Over-The-Counter Bulletin Board.

          (d) Linda W. McLemore has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the 6,197,306 shares of HouseRaising's common stock beneficially owned by her. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

          (e)  Not  applicable.

Item  6.  Contracts,  Arrangements, Understandings or Relationships with Respect
to  Securities  of                   the  Issuer

           Except for the spousal relationship with Robert V. McLemore, President and Director of HouseRaising, Inc., Linda W. McLemore does not have any other contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of HouseRaising, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item  7.  Material  to  be  filed  as  Exhibits.

     None.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

     Name:        /s/  Linda  W.  McLemore
                       Linda  W.  McLemore

Dated:  November  22,  2004